ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated: December 14, 2007



Buffered Underlying Securities (BUyS)
Linked to the S&P 500® Index
18 Month Maturity ■ 200% Participation Rate ■ 10% Buffer Level
7.50% – 9.00% Index Return Cap

Indicative Terms & Conditions – December 14, 2007

Summary Terms

Issuer	:	Deutsche Bank AG, London Branch (Moody's Aa1, S&P's AA)[†]
Offering	:	Buffered Underlying Securities (BUyS) Linked to S&P 500® Index due June 24, 2009 (the "Securities")
Denominations	:	$1,000 per Security (minimum investment $1,000)
Index	:	The S&P 500® Index (Bloomberg: SPX <INDEX>)
Issue Price	:	100% of the face amount
Initial Level	:	The Index closing level on the Trade Date
Final Level	:	The Index closing level on the Final Valuation Date
Participation Rate	:	200%
Buffer Level	:	10% (first 10% depreciation of the Index is fully protected)
Index Return Cap	:	7.50% - 9.00% (to be determined on the Trade Date)
Index Return		(Final Level – Initial Level) / Initial Level
Payment at Maturity	:	The Security holder will receive at maturity for each $1,000 Security face amount:

- If the Final Level is greater than or equal to the Initial Level, you will receive a cash payment per $1,000 face amount of Securities that provides you with a return on your investment equal to the Index Return multiplied by the Participation Rate, subject to an Index Return Cap of between 7.50% and 9.00% (to be determined on the Trade Date). Accordingly, if the Index Return is positive, your payment at maturity per $1,000 face amount of the Securities will be calculated as follows, subject to the Index Return Cap:

  $1,000 + ($1,000 x Index Return x Participation Rate)
- If the Final Level declines from the Initial Level, and such decline is equal to or less than the Buffer Level:

  $1,000
- If the Final Level declines from the Initial Level, and such decline is greater than the Buffer Level:

  $1,000 + [$1,000 x (Index Return + Buffer Level)]

[†]   A credit rating is not a recommendation to buy, sell, or hold the securities, and may be subject to revision or withdrawal at any time by the assigning rating agency.



Listing	:	Unlisted – Indicative secondary pricing may be obtained on Bloomberg Page: DBUS <GO> or on the X-markets website at http://www.usxmarkets.db.com
Business Days	:	London and New York (following business day convention)
Form of Security	:	Global, Book-Entry. The Securities will be represented by a single registered global security deposited with The Depository Trust Company
Agents	:	Deutsche Bank Securities Inc. and Deutsche Bank Trust Company of Americas
Discounts and Commissions	:	The Agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 security face amount, and Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 security face amount. See "Underwriting" in the accompanying product supplement.
Security Codes	:	CUSIP: 2515A0 GZ 0 ISIN: US2515A0GZ03

Relevant Dates

Initial Valuation Date	:	December 19, 2007
Initial Settlement Date	:	December 24, 2007 (Initial Valuation Date plus three Business Days)
Final Valuation Date	:	June 19, 2009
Maturity /Final Settlement Date	:	June 24, 2009 (Three Business Days following the Final Valuation Date)



BUyS Product Snapshot

Indicative Terms

Structure:
- **Index:**   The S&P 500® Index (Bloomberg: SPX <Index>)
- **Maturity:**   June 24, 2009 (18 Months)
- **Participation Rate:**   200%
- **Index Return Cap:**   7.50%-9.00% (to be determined on the Trade Date)
- **Buffer Level:**   10%

Positioning:
- Equity alternative that facilitates a moderately bullish view on the Index.
- 200% participation in the performance of the Index at maturity (no calls or averaging).

Best Case Scenario:
- If the Final Level is above the Initial Level, investors receive 200% of the performance of the Index at maturity, subject to an Index Return Cap of between 7.50% and 9.00% (to be determined on the Trade Date)
- An investment in the Securities is not callable or averaged.

Worst Case Scenario:
- Investment in the Securities is protected at maturity if the Index declines below the Initial Level by an amount less than or equal to the Buffer Level.
- If the Index declines below the Initial Level by more than the Buffer Level, an investment in the Securities will decline by 1% for every 1% decline in the Index below the Buffer Level of 10%.
- Maximum loss is 90% of the initial investment, subject to the credit of the Issuer.

Risk Considerations:
- Because the Securities do not offer full protection of your initial investment, and the return on the Securities is linked to the performance of the Index, you may lose up to 90% of your initial investment.
- Return on the Securities is linked to the value of the Index (without taking into consideration the value of dividends paid on the component stocks of the Index).
- An investment in the Securities is subject to the credit of the Issuer.

Investing in the Securities involves a number of risks. See "Selected Risk Factors" on the last page of this product snapshot, "Selected Risk Considerations" in the accompanying term sheet and "Risk Factors" in the accompanying product supplement.



Hypothetical Scenario Analysis at Maturity:

- Hypothetical scenario analysis contained herein does not reflect the reinvestment of dividends and does not reflect advisory fees, brokerage or other commissions, or any other expenses an investor may incur in connection with the Securities.
- No representation is made that any trading strategy or account will, or is likely to, achieve results similar to those shown. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis below.
- The hypothetical scenarios assume an Index Return Cap of 8.25%.



Index appreciation multiplied by 200% Participation Rate, subject to the Index Return Cap of 8.25%

— BUyS Return
— S&P 500 Return

Hypothetical S&P 500 Final Level (as a % of Initial Level)

Hypothetical Return at Maturity (%)



Selected Risk Factors

- **YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS** — The Securities do not guarantee any return of your initial investment. The return on the Securities at maturity is linked to the performance of the S&P 500® Index (the "Index") and will depend on whether, and the extent to which, the Index performance is positive or negative.

- **YOUR RETURN ON THE SECURITIES IS LIMITED BY THE INDEX RETURN CAP** — The Payment at Maturity will not exceed between 15%-18% (Index Return Cap multiplied by the Participation Rate) of your initial investment, regardless of the performance of the Index.

- **LIMITED PROTECTION AGAINST LOSS** — Payment at Maturity of the face amount of your Securities is protected against a decline in the Final Level, as compared to the Initial Level, of up to 10%. If the Final Level is less than the Initial Level by more than the Buffer Level of 10%, for every 1% decline beyond 10%, you will lose an amount equal to 1% of the face amount of your Securities. For example, an Index Return of -30% will result in a 20% loss of your initial investment.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY** — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the Securities prior to maturity. You should be willing and able to hold your Securities to maturity.

- **NO COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — You will not receive coupon payments on the Securities or have voting rights or rights to receive cash dividends or other distributions.

- **LACK OF LIQUIDITY** — There may be little or no secondary market for the Securities. The Securities will not be listed on any securities exchange.

- **OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX OR THE MARKET VALUE OF THE SECURITIES** — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities, which could affect the level of the Index or the value of the Securities.

- **POTENTIAL CONFLICTS** — Because we and our affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent and hedging our obligations under the Securities, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities.

- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES** — In addition to the level of the Index on any day, the value of the Securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

- **THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR** — Significant aspects of the U.S. federal income tax treatment of the Securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax consequences described in term sheet No. 283UU related to this offering.



Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this product snapshot relates. Before you invest, you should read the prospectus in that registration statement and the other documents, including term sheet No. 283UU, relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement UU, term sheet No. 283UU and this product snapshot if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of any Securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities.

“Standard & Poor’s”, “S&P”, “S&P 500” and “500” are trademarks of Standard & Poor’s (“S&P”), a division of the McGraw-Hill Companies, Inc. and have been licensed for use by Deutsche Bank AG. The Securities are not sponsored, endorsed, sold, or promoted by S&P. S&P makes no representations or warranties to the owners of the Securities or any member of the public regarding the advisability of investing in the Securities. S&P has no obligation or liability in connection with the operation, marketing, trading or sale of the Securities.

NOT FDIC/NCUA INSURED / MAY LOSE VALUE / NO BANK GUARANTEE
NOT A DEPOSIT / NOT INSURED BY ANY FEDERAL GOVERNMENTAL AGENCY